CytoMed Therapeutics Limited

1 Commonwealth Lane

#08-22

Singapore 149544

+65 6250 7738

VIA EDGAR

March 30, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tracie Mariner

Re: CytoMed Therapeutics Limited

(f/k/a CytoMed Therapeutics Pte. Ltd.)

Amendment No. 4 to Registration Statement on Form F-1

Filed March 28, 2023

File No. 333-268456

Dear Ms. Mariner:

CytoMed Therapeutics Limited (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 29, 2023, regarding Amendment No. 4 to Registration Statement on Form F-1 submitted to the Commission on March 28, 2023.

For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 5 to the Registration Statement (the “Amendment”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 4 to Registration Statement on Form F-1

Exhibits

1.	Please file the form of service agreements the executives will execute effective upon consummation of the offering, as disclosed on page 149. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the form of service agreements is the same for each of the executive directors and the executives. We have updated the name of Exhibit 10.19 in the Exhibit Index of the Amendment, accordingly.

2.	As counsel is providing its opinion regarding whether CytoMed Malasia has been duly incorporated and is validly existing, please revise Exhibit 5.3 to remove: (1) the inappropriate assumptions in paragraph 3.1(g), which addresses whether CytoMed Malaysia obtained governmental approvals, permits and met other requirements under Malaysian law; and (2) the general disclaimer in 3.1(l) “that there are no other documents which may affect [counsel’s] Opinion which have not been presented to [counsel].” Finally, have counsel revise paragraph 5.3 to eliminate all inappropriate limitations on reliance; purchasers of securities in the offering are entitled to rely on counsel’s opinion. We note, as examples only, the statements that “[t]his Opinion is given only for the benefit of the person to whom it is addressed” and “this Opinion is not to be . . . relied upon by, any other person.” Refer to Section II.3 of Staff Legal Bulletin No. 19 for guidance regarding assumptions, qualifications and limitations on reliance in legality opinions.

Response: The Company respectfully acknowledges the Staff’s comment and is submitting a revised Exhibit 5.3, accordingly.

General

3.	We note on page 182 the new disclosure that, “[m]embers of our Board, our executive officers and all shareholders beneficially owning more than 5% of our outstanding ordinary shares (other than with respect to 416,666 ordinary shares), subject to certain exceptions, as of the effective date of this Prospectus have agreed during the 12-month period following the date of this Prospectus to substantially similar lock-up provisions, subject to certain exceptions.” Tell us the nature of the beneficial ownership of the 416,666 ordinary shares that are not subject to lock-ups.

Response: The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that in connection with the offering, the underwriters have required all members of our board of directors, all of our executive officers, and all shareholders beneficially owning more than 5% of our outstanding ordinary shares to enter into lock-up agreements, other than with respect to 1,337,631 shares which will be freely tradable upon the first day of trading, including 416,666 shares held by a 5% of more shareholder of the Company.

4.	We note the Free Writing Prospectus filed on February 27, 2023. Please confirm that marketing materials currently in use are consistent with the disclosure in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the marketing materials currently in use is the Free Writing Prospectus filed on February 27, 2023 which we believe is consistent with the disclosure in the Amendment.

***

We thank you for your review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Chee Kong CHOO
Chee Kong CHOO
Director and Chairman

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP